Exhibit 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2007, 2006 and 2005

and Report of Independent Auditors

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Marina District Development Company, LLC and subsidiary

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company, LLC and subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in member equity and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

February 28, 2008

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets

(In thousands)

	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$52,866	$53,807
Accounts receivable, net	39,195	40,319
Income tax receivable	26,380	22,806
Insurance receivable	4,265	—
Inventories	4,386	4,062
Prepaid expenses and other	7,802	4,008
Deferred income taxes	1,251	1,444

Total current assets	136,145	126,446
Property and equipment, net	1,379,932	1,201,607
Investment in ACES	2,251	400
Deferred financing fees, net	6,188	7,943
Other assets, net	17,565	14,812

Total assets	$1,542,081	$1,351,208

Liabilities and Member Equity

Current liabilities
Accounts payable	$6,049	$11,111
Construction payables	39,173	18,139
Income taxes payable	3,109	1,834
Accrued payroll and related	25,425	26,928
Accrued interest	5,750	3,602
Accrued gaming liabilities	21,681	21,783
Accrued and other liabilities	30,532	30,728

Total current liabilities	131,719	114,125
Long-term debt	722,700	554,600
Deferred income taxes	7,289	6,612
Other long-term tax liabilities	9,704	4,543
Other liabilities	3,988	4,595
Commitments and contingencies (Note 9)

Member equity	666,681	666,733

Total liabilities and member equity	$1,542,081	$1,351,208

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2007	2006	2005
Revenues
Gaming	$748,649	$735,145	$696,965
Food and beverage	141,061	133,700	121,013
Room	100,898	97,646	91,257
Other	44,071	42,533	35,470

Gross revenues	1,034,679	1,009,024	944,705
Less promotional allowances	196,036	195,759	180,722

Net revenues	838,643	813,265	763,983

Costs and expenses
Gaming	304,984	289,749	265,024
Food and beverage	61,012	56,333	45,510
Room	12,436	11,417	11,205
Other	33,218	32,805	31,515
Selling, general and administrative	123,873	119,267	106,819
Maintenance and utilities	61,604	56,681	52,176
Depreciation and amortization	68,576	63,088	56,951
Write-downs and other charges, net	956	2,418	160
Preopening expenses	3,116	6,519	—

Total	669,775	638,277	569,360

Operating income	168,868	174,988	194,623

Other expense
Interest expense, net of amounts capitalized	(31,194)	(23,271)	(23,930)
Net loss on derivative financial instruments	—	—	(808)

Total	(31,194)	(23,271)	(24,738)

Income before benefit from income taxes	137,674	151,717	169,885
Benefit from income taxes	3,658	2,116	1,303

Net income	$141,332	$153,833	$171,188

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Changes in Member Equity and Other Comprehensive Income

For The Years Ended December 31, 2007, 2006 and 2005

(In thousands)

	Capital Contributions	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member Equity	Total Comprehensive Income
Balances, January 1, 2005	$477,507	$88,088	$(5,854)	$559,741
Distributions	—	(58,676)	—	(58,676)
Net income	—	171,188	—	171,188	$171,188
Derivative instruments market adjustment, net of taxes of $0.6 million	—	—	5,854	5,854	5,854

Total comprehensive income	—	—	—	—	$177,042

Balances, December 31, 2005	477,507	200,600	—	678,107
Distributions	—	(165,207)	—	(165,207)
Net income	—	153,833	—	153,833	$153,833

Total comprehensive income	—	—	—	—	$153,833

Balances, December 31, 2006	477,507	189,226	—	666,733
Cumulative effect of a change in accounting principle	—	(244)	—	(244)
Distributions	—	(141,140)	—	(141,140)
Net income	—	141,332	—	141,332	$141,332

Total comprehensive income	—	—	—	—	$141,332

Balances, December 31, 2007	$477,507	$189,174	$—	$666,681

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2006	2005
Cash Flows from Operating Activities
Net income	$141,332	$153,833	$171,188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,576	63,088	56,951
Amortization of deferred financing fees	2,057	1,959	2,020
Write-downs of assets, net	734	2,418	160
Net loss on derivative financial instruments	—	—	808
Deferred income taxes	5,788	2,056	3,313
Provision for doubtful accounts	5,866	7,287	4,381
Preopening of ACES	78	—	—
Changes in operating assets and liabilities
Accounts receivable	(4,742)	(13,744)	(14,016)
Income tax receivable / payable	(2,299)	(10,248)	5,190
Inventories	(324)	(955)	(121)
Prepaid expenses and other	(3,794)	521	471
Other assets	(3,749)	(7,272)	(4,473)
Other current liabilities	(4,272)	12,959	14,891
Other long-term tax liabilities	4,917	4,543	—
Other liabilities	(5,525)	(2,987)	3,706

Net Cash provided by Operating Activities	204,643	213,458	244,469

Cash Flows from Investing Activities
Acquisition of property and equipment	(237,313)	(255,509)	(89,612)
Insurance proceeds for replacement assets	7,000	—	—
Investment in ACES	(1,929)	(400)	—

Net Cash used in Investing Activities	(232,242)	(255,909)	(89,612)

Cash Flows from Financing Activities
Financing fees	(302)	(1,283)	—
Borrowings under bank credit agreements	843,000	778,500	573,000
Payments under bank credit agreements	(674,900)	(565,600)	(656,900)
Distributions paid	(141,140)	(165,207)	(58,676)

Net Cash provided by (used in) Financing Activities	26,658	46,410	(142,576)

Net (decrease) increase in cash and cash equivalents	(941)	3,959	12,281
Cash and cash equivalents, beginning of year	53,807	49,848	37,567

Cash and cash equivalents, end of year	$52,866	$53,807	$49,848

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$26,988	$18,454	$26,019

Cash paid (refunded) for income taxes, net	$(7,146)	$5,952	$(15,702)

Supplemental Schedule of Non-Cash Investing Activities
Payables for capital expenditures	$39,173	$18,139	$20,996

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, (“MDDC, LLC”) and Marina District Finance Company, Inc. (“MDFC”), its wholly-owned subsidiary, collectively referred to herein as the “Company”, “we”, or “us”. The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC (“Holding Company” or “Parent”). Holding Company is jointly owned by MAC, Corp. (“MAC”), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey. We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities. On June 30, 2006, we opened our first expansion (“Public Space Expansion”), a project with a cost of approximately $200 million. The Public Space Expansion consists of approximately 35,000 square feet of additional casino space and substantial additions of non-gaming amenities including three additional fine dining restaurants, a second nightclub, and a multi-concept quick service dining facility.

We are currently in the process of our second expansion (“Rooms Expansion”). The centerpiece of the Rooms Expansion is a new hotel tower, The Water Club, a signature hotel by Borgata, containing approximately 800 rooms and suites, and is being built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which will have access separate from our existing hotel tower, the Rooms Expansion will include a new spa, additional meeting room space, and a new parking structure. Construction of the Rooms Expansion, which is being built on land leased from MGM MIRAGE, began January 2006 and is expected to open in June 2008 at an estimated cost of approximately $400 million (see Note 3). BAC and MAC do not expect to make further capital contributions to us for the expansion project as we expect to finance the project from our cash flow from operations and from our bank credit facility (see Note 6).

Pursuant to the Joint Venture Agreement (the “JV Agreement”), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day-to-day operations. We do not record a management fee to BAC, as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $19.7 million and $15.9 million at December 31, 2007 and 2006, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (see Note 2). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Losses on disposal of assets are recognized when such assets are impaired while gains are recognized as realized.

Capitalized Interest

Interest costs associated with our expansion projects are capitalized as part of the cost of our constructed assets. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred financing fees, are capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest will cease when the respective project, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. Capitalized interest for the years ended December 31, 2007, 2006 and 2005 was $12.6 million, $6.5 million and $2.0 million, respectively.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of long-term debt are amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. All other revenue is recognized as the service is provided. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

	Year Ended December 31,
	2007	2006	2005
Room	$17,801	$17,641	$17,089
Food and beverage	49,728	51,381	44,028
Other	12,656	9,947	7,744

Total	$80,185	$78,969	$68,861

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2007, 2006 and 2005, these incentives were $60.4 million, $62.8 million and $58.8 million, respectively.

Income Taxes

We are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, we are required to record New Jersey state income taxes (see Note 8). In 2004, we were granted permission by the state of New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with MAC and BAC. The amounts due to MAC and BAC are a result of the tax attributes MAC and BAC have contributed to the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable is presented below (in thousands):

	December 31, 2007	December 31, 2006
Amounts receivable – state	$(718)	$(8)
Amounts payable to MAC and BAC	3,827	1,842

Income taxes payable	$3,109	$1,834

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimate for available tax credits, the estimated insurance receivable related to the Water Club fire, the estimated liabilities for our self-insured medical plan, slot club programs, contingencies and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expense certain costs of start-up activities as incurred. Preopening expenses were $3.1 million for the year ended December 31, 2007, consisting primarily of payroll related expenses and ground lease expenses related to our expansion project. These expenses were $6.5 million for the year ended December 31, 2006. There were no such expenses for the year ended December 31, 2005.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs included in selling, general and administrative expenses on the accompanying consolidated statements of operations were $10.6 million, $14.2 million and $8.7 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

Employee Benefit Plans

We contribute to pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $4.6 million, $4.6 million and $3.8 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $3.4 million, $3.1 million and $2.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Self Insurance

We are currently self insured up to $75 million, $1 million, $0.3 million, and $0.2 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim, and non-union employee medical case, respectively. We have accrued $3.9 million and $3.2 million for such claims at December 31, 2007 and 2006, respectively, and incurred expenses of approximately $14.9 million, $11.2 million and $12.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Derivative Financial Instruments and Other Comprehensive Income

All of our interest rate protection agreements matured on or before December 31, 2005 (see Note 7). We accounted for our interest rate protection agreements as derivative financial instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative

Instruments. Our derivative financial instruments were utilized to reduce interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. For derivatives designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

We accounted for our comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income. Such amounts of accumulated other comprehensive income (loss) related to our derivative financial instruments reversed through our consolidated statements of operations over the lives of the derivative financial instruments.

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS No. 160 to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. By applying the acquisition method to all transaction and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 141(R) to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS No. 159 permits all companies to choose to measure eligible items at fair value at specified election dates. At each subsequent reporting date, companies must report in earnings any unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the company also elects to apply the provisions of SFAS No. 157, Fair Value Measurements (see below). We are currently evaluating whether to adopt the fair value option under SFAS No. 159 and evaluating what impact such adoption would have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating whether to adopt the fair value option under SFAS No. 159 and evaluating what impact such adoption would have on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), which adds Section N to Topic 1, “Financial Statements”. Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. To provide full disclosure, registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. See Note 8 for disclosure regarding the effect of FIN 48 on our consolidated financial statements.

Note 2. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Life (Years)	December 31,
		2007	2006
Land	—	$87,301	$87,301
Building and improvements	3-40	996,607	960,374
Furniture and equipment	3-7	228,841	216,995
Construction in progress	—	326,986	134,549

Total		1,639,735	1,399,219
Less accumulated depreciation		259,803	197,612

Property and equipment, net		$1,379,932	$1,201,607

Depreciation expense was $67.9 million, $62.4 million and $56.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, our Rooms Expansion was in process (see Note 1). The majority of the total expenditures for this project as of December 31, 2007 are classified as construction in progress in the above table.

Note 3. Write-downs and Other Charges, net

A summary of total write-downs and other charges, net is as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Loss on disposal of assets	$607	$2,418	$160
Fire related write-downs and other charges, net	349	—	—

Total write-downs and other charges, net	$956	$2,418	$160

On September 23, 2007, The Water Club, our 800-room boutique hotel expansion currently under construction, sustained a fire that caused approximately $11.4 million in property damage, based on current estimates. We carry insurance policies that we believe will cover most of the replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. During the year ended December 31, 2007, we incurred $0.3 million of expenses related to the fire. Although the fire damage will delay its opening, we believe The Water Club will be able to open in June 2008; however, we can provide no assurance that it will open by that time, that insurance will cover the total replacement cost of the property damage, or that the costs related to the property damage will not increase above current estimates. In addition, we have “delay-in-completion” insurance coverage for The Water Club for certain costs totaling up to $40 million, subject to various limitations and deductibles, which may help to offset some of the costs related to the postponement of its opening. We also maintain business interruption insurance that covers certain lost profits; however, we have not pursued a possible claim at this time. As such, our insurance carrier has yet to confirm or deny coverage at this time. Recoveries, if any, from the insurance carrier for our lost profits will be recorded when earned and realized.

The following table presents estimated expense and insurance payment and receivable information related to The Water Club fire (in thousands):

Net book value of damaged assets	$11,392
Repairs and maintenance	59
Legal and accounting fees	163

Total estimated property damage incurred	11,614
Insurance receivable	(4,265)
Insurance proceeds	(7,000)

Fire related write-downs and other charges, net	$349

Note 4. Investment in ACES

In 2006, we entered into an agreement with two other Atlantic City casinos to form Atlantic City Express Service, LLC (“ACES”). With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City. The responsibilities of the managing member will rotate annually among the members. Our anticipated investment in ACES will be approximately $6.5 million. ACES is currently in the development stage and is expected to be operational by late 2008.

We account for our share of ACES under the equity method of accounting. As of December 31, 2007 and 2006, we made capital contributions totaling $2.3 million and $0.4 million, respectively, which is included on the accompanying consolidated balance sheet. Our share of ACES’ net loss was less than $0.1 million for both of the years ended December 31, 2007 and 2006, and is included in preopening expenses on the accompanying consolidated statements of operations.

Note 5. Related Parties

Pursuant to the JV Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. MAC is also responsible for their allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were less than $0.1 million and $0.2 million at December 31, 2007 and 2006, respectively. Reimbursable expenditures incurred were $0.5 million, $0.7 million and $0.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2005, we entered into a series of ground lease agreements with MAC related to our expansion projects which increased our leased premises from a total of 15.5 acres to a total of 19.0 acres (see Note 9). These new ground lease agreements and the modified existing employee parking garage ground lease agreement provide the land on which our existing employee parking garage, the Public Space Expansion, the Rooms Expansion, and a modified surface parking lot will reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 18 months written notice. MAC has provided us with written notice to terminate this lease effective April 2009. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2007 and 2006. Related rent incurred was $6.0 million, $5.5 million and $4.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing MAC for related property taxes paid on our behalf. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2007 and 2006. Related property tax incurred was $6.2 million, $3.7 million and $1.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party legal fees, insurance, investigative fees and other. The related amounts due to BAC for these types of expenditures paid by BAC were $0.1 million and $0.9 million for the years ended December 31, 2007 and 2006, respectively. Reimbursable expenditures during the years ended December 31, 2007, 2006 and 2005 were $15.5 million, $11.0 million and $6.0 million, respectively, which were included in the accompanying consolidated statements of operations.

The related party balances are non-interest bearing and are included in either accounts receivable or accrued and other liabilities on the accompanying consolidated balance sheets.

Note 6. Debt

Amounts outstanding under our bank credit agreement are as follows (in thousands):

	December 31,
	2007	2006
Revolving line of credit	$722,700	$554,600
Less current maturities	—	—

Total long-term debt	$722,700	$554,600

On February 15, 2006, the First Amendment was made to our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions. The amended bank credit agreement modified our existing amended bank credit agreement and consists of a $750 million revolving credit facility that matures on January 31, 2011. Availability under the revolving credit facility was used to repay in full the outstanding term loan component of the previous bank credit agreement. On February 27, 2007, we increased the revolving credit facility to $850 million. At December 31, 2007, $722.7 million was outstanding under the revolving credit facility and $3.6 million was allocated to support a letter of credit, leaving availability under the bank credit facility of $123.7 million.

The interest rate on the revolving credit facility is based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.2% to 0.375% per annum. The blended interest rates for outstanding borrowings under the bank credit agreements at December 31, 2007 and 2006 were 6.5% and 6.6%, respectively. The bank credit agreement is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The bank credit agreement contains certain financial and other covenants, including, without limitation, various covenants (i) establishing a maximum permitted total leverage ratio, (ii) establishing a minimum required interest coverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, and (iv) imposing restrictions on investments, dividends and certain other payments. We believe that we are in compliance with the covenants related to the bank credit agreement at December 31, 2007.

The scheduled maturities of long-term debt for the years ending December 31 are as follows (in thousands):

2008	$—
2009	—
2010	—
2011	722,700

Total	$722,700

Note 7. Interest Rate Protection Agreements

On March 8, 2001, we entered into several interest rate protection agreements to comply with the requirements of our original bank credit agreement at an initial cost of $0.8 million. All of our interest rate protection agreements matured on or before December 31, 2005. The interest rate protection agreements were cash flow hedges and consisted of interest rate swaps, caps and collars with a combined total initial aggregate notional amount of $310 million that commenced and matured at various dates ranging from December 2001 to December 2005. The interest rate protection agreements were accounted for as derivative financial instruments in accordance with SFAS No. 133. The net effect of our interest rate swaps resulted in an increase in interest of $5.1 million greater than the contractual rate of the underlying hedged debt for the year ended December 31, 2005.

The increase or decrease in fair value of certain hedges deemed to be ineffective is reported in the accompanying consolidated statements of operations. The increase or decrease in fair value of certain hedges deemed to be effective is reported in other comprehensive income (loss) as a component of member equity on the accompanying consolidated balance sheets. The following table reports the effects of the mark-to-market valuations of our derivative financial instruments for the year ended December 31, 2005 (in thousands):

Net loss on derivative financial instruments due to ineffectiveness in certain hedges	$(808)

Derivative financial instruments market adjustment	$6,434
Tax effect of derivative financial instruments market adjustment	(580)

Net derivative financial instruments market adjustment	$5,854

Note 8. Income Taxes

A summary of the benefit from state income taxes is as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
State
Current	$(9,446)	$(4,172)	$(4,037)
Deferred	5,788	2,056	2,734

Benefit from state income taxes	$(3,658)	$(2,116)	$(1,303)

The following table provides a reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income.

	Year Ended December 31,
	2007	2006	2005
Tax provision at state statutory rate	9.0%	9.0%	9.0%
New jobs investment tax credit	(12.7)	(11.2)	(11.0)
Adjusted net profits tax	0.0	1.3	2.2
Adjusted net profits tax credit	0.0	(0.6)	(1.1)
Other, net	1.0	0.1	0.1

Total state income tax benefit	(2.7)%	(1.4)%	(0.8)%

The components comprising the Company’s net deferred state tax liability are as follows (in thousands):

	December 31,
	2007	2006
Deferred state tax assets:
Provision for doubtful accounts	$1,774	$1,435
State tax credit carryforwards	1,658	1,657
Gaming taxes	1,575	—
Preopening expense	543	1,629
Reserve for employee benefits	261	450
Reserve differential for gaming activities	—	76
Other	1,075	1,106

Gross deferred state tax asset	6,886	6,353

Deferred state tax liabilities:
Difference between book and tax basis of property	12,253	11,115
Reserve differential for gaming activities	19	—
Other	652	406

Gross deferred state tax liability	12,924	11,521

Net deferred state tax liability	$(6,038)	$(5,168)

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2007	2006
Current deferred income tax asset	$1,251	$1,444
Non-current deferred income tax liability	(7,289)	(6,612)

Net deferred state tax liability	$(6,038)	$(5,168)

Adjusted Net Profits Tax

Pursuant to an amendment to the Casino Control Act, effective July 1, 2003, we were subject to a 7.5% Adjusted Net Profits Tax which was imposed on a casino’s adjusted net income as defined in the Casino Control Commission regulations. This tax of $3.8 million per year was based on our adjusted net income for our first twelve months of operations ended on June 30, 2004 and was imposed for each of the three fiscal years ending June 30, 2004 through June 30, 2006. We were entitled to a 50% credit against our Adjusted Net Profits Tax if we made qualifying capital expenditures, as defined by statute. In connection with our Public Space Expansion project, we made qualifying expenditures that allowed us to recognize tax credits of $1.0 million and $1.9 million, respectively, in arriving at our state tax benefit on the accompanying consolidated statements of operations for the years ended December 31, 2006 and 2005.

New Jersey New Jobs Investment Tax Credit

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. The total net credit related to our original investment was approximately $75 million over a five-year period that ended in 2007. An incremental net credit related to our Public Space Expansion is estimated to be approximately $2.7 million over a five-year period ending in 2010. We have recorded $17.4 million, $16.9 million and $18.7 million, respectively, of net New Jobs Tax Credits in arriving at our state income tax benefit on the accompanying consolidated statements of operations for the years ended December 31, 2007, December 31, 2006 and December 31, 2005. We expect to generate net New Jobs Tax Credits of approximately $0.6 million per year for years 2008 through 2010. We may also be entitled to incremental New Jobs Tax Credits as a result of our Rooms Expansion as discussed in Note 1.

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

Adoption of FIN 48

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 for public companies and applies to all tax positions accounted for in accordance with SFAS No. 109.

The total amount of unrecognized tax benefits upon our early adoption of FIN 48 on January 1, 2007 was $6.5 million. As a result of the implementation of FIN 48, we recognized a $2.0 million increase in the liability for unrecognized tax benefits which was accounted for as follows (in thousands):

Reduction in retained earnings (cumulative effect)	$244
Additional deferred tax assets	1,736

Increase in other tax liabilities	$1,980

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$6,523
Additions based on tax positions related to the current year	1,684
Additions for tax positions of prior years	26
Reductions for tax positions of prior years	(13)

Balance at December 31, 2007	$8,220

Included in the $8.2 million balance of unrecognized tax benefits at December 31, 2007 are $5.6 million of tax benefits that, if recognized, would affect the effective tax rate and $2.7 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

We recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2007, 2006 and 2005, we recognized accrued interest and penalties of approximately $1.0 million, $0.2 million, and $0.2 million, respectively. We had $1.7 million and $0.5 million for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively. Upon adoption of FIN 48 on January 1, 2007, we increased our accrual for interest and penalties to $0.7 million.

We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2001. Our state tax return for the year ended December 31, 2001 is open to the extent of a net operating loss carryforward utilized in subsequent years. As we are a partnership for federal income tax purposes, we are not subject to federal income tax. The federal tax liabilities of MAC and BAC would be affected by any tax adjustments resulting from federal audits.

We are currently under examination for federal income tax purposes related to the tax returns filed for the years ended December 31, 2004 and December 31, 2003. Any adjustments related to the federal examination would affect MAC and BAC, as we are not subject to federal income tax. We are not under examination for New Jersey state income tax purposes and we do not anticipate any material changes, over the next 12 month period, to our recorded unrecognized tax benefits as of December 31, 2007.

Note 9. Commitments and Contingencies

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 5) as of December 31, 2007 are as follows (in thousands):

2008	$7,401
2009	5,925
2010	5,505
2011	5,154
2012	5,160
Thereafter	283,273

Total	$312,418

For the years ended December 31, 2007, 2006 and 2005, total rent expense was $13.5 million, $11.9 million and $6.8 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company extending the end of the terms to 20 years from the opening of our Rooms Expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $6.5 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $4.8 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2007, 2006 and 2005 were $9.4 million, $9.2 million and $8.8 million, respectively, of which valuation provisions of $5.3 million, $4.3 million and $4.7 million, respectively, are included in selling general and administrative expenses on the accompanying consolidated statements of operations due to the respective underlying agreements.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Grant and Donations Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks.

Under the terms of the Agreement, the Casinos shall pay to the NJSEA $34 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. The $34 million to be paid by the Casinos shall be payable over a four-year period as follows: $7 million was paid October 15, 2004; $8 million was paid October 15, 2005; $9 million was paid on October 15, 2006; and $10 million was paid on October 15, 2007. In the event any of the $34 million is not used by NJSEA for the Authorized Uses by January 1, 2009, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the $34 million will equate to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, shall be responsible for the payment of all amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall pay a pro rata share of the defaulted payment based upon their share of the gross gaming revenue for the period as compared to the gross gaming revenues for the period for all Casinos calculated without the gross gaming revenue of the defaulting casino. As a result, we will expense our pro rata share of the $34 million totaling $4.7 million on a straight-line basis over the applicable term of the Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2007, our share of the $10 million paid on October 15, 2007 was approximately 14.5%, or $1.5 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2006, our share of the $9 million paid on October 15, 2006 was approximately 13.9%, or $1.3 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2005, our share of the $8 million paid on October 15, 2005 was approximately 13.9%, or $1.1 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $7 million paid on October 15, 2004 was approximately 12.0%, or $0.8 million. We recorded an expense of $1.0 million, $1.0 million and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations.

Also under the terms of the Agreement, the CRDA approved donations in the aggregate amount of $62 million from the Casino’s North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Agreement including casino projects approved pursuant to rules of the CRDA. The CRDA shall credit 100% of the donations received from each casino against that casino’s obligation to purchase bonds. The donation shall provide that each casino’s share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino’s respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino’s share of the required donations, then that casino’s other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we will expense our pro rata share of the $62 million on a straight-line basis over the applicable term of the Agreement; however, our Rooms Expansion project may qualify, pursuant to rules of the CRDA, for eligibility to receive future credits of approximately $6.8 million under this Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million is approximately 12.0%, or $7.4 million. We recorded an expense of $1.6 million for each of the years ended December 31, 2007, 2006 and 2005, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations. Based on current gross gaming revenue projections, we expect it will take approximately 10 to 12 years to fully fund this obligation as the third quarter of 2006 was the first quarter we were subject to fund North Jersey Obligations.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.